EXHIBIT 99.1



DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                                                      (434) 791-6952

March 1, 2005

DIMON Lowers Fiscal 2005 Guidance
South American Crops are Delayed by Weather

Danville, VA – DIMON Incorporated (NYSE: DMN) today lowered its earnings guidance for the fiscal year ending March 31, 2005.

Brian J. Harker, Chairman and Chief Executive Officer, stated, "As reported with the release of third quarter financial results, the current season crops in Brazil and Argentina have been delayed by unusually dry weather conditions, a situation that has persisted and caused us to further adjust our outlook for the contribution those crops will make to our fourth quarter operating results. Additionally, we continue to incur increased professional fees, primarily relating to our compliance with Section 404 of the Sarbanes-Oxley Act, while the continued weakness of the value of the U.S. dollar will have an inflationary effect on the translation of offshore SG&A expenses. Considering these factors, we now expect the Company's underlying net income for the fiscal year ending March 31, 2005, to be between $0.35 and $0.40 per basic share."

The Company's underlying net income is a non-GAAP measure that excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items. The timing and magnitude of fluctuations in the market valuation adjustments for derivative financial instruments (interest rate swaps) are driven primarily by often-volatile market expectations for changes in interest rates, and are inherently unpredictable. Because these adjustments are a component of net income prepared in accordance with generally accepted accounting principles, management is unable to provide forward looking earnings guidance on that basis.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on DIMON's customers. Additional factors that could cause DIMON's results to differ materially from those described in the forward-looking statements can be found in DIMON's Annual Reports on Form 10-K/A for the fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

In connection with the proposed merger of DIMON and Standard Commercial Corporation, the parties have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Interested parties may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be "participants" in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON's directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.

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